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September 11, 2025

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Samantha A. Brutlag

Re:	Two Roads Shared Trust (Registration No. 333-182417/811-22718)
Response to Examiner Comments on Post-Effective
Amendment No. 415

Dear Ms. Brutlag:

This letter summarizes the Staff’s comments provided during our telephone conference call on August 19, 2025, regarding the Post-Effective Amendment to the Registration Statement on Form N-1A (“PEA No. 415”) for Liberty One Spectrum ETF (the “Spectrum ETF”), Liberty One Defensive Dividend Growth ETF (the “Defensive Dividend Growth ETF”) and Liberty One Tactical Income ETF (the “Tactical Income ETF”) (each a “Fund” and, collectively, the “Funds”), three new series of Two Roads Shared Trust (the “Registrant”).

Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), PEA No. 415 is scheduled to be automatically effective on September 16, 2025. The Registrant expects to file a Post-Effective Amendment on or before September 16, 2025, which will become effective on September 16, 2025, to reflect changes made in response to the Staff’s comments as set forth below, and certain other non-material clarifying and conforming changes.

Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in PEA No. 415. The section and page references that we refer to in the Registrant’s responses are references to the filed version of the PEA No. 415.

Prospectus

1.	Comment: Please explain the meaning of the ticker “RDMI” for the Tactical Income ETF.

Response: The Registrant has changed the Fund’s ticker to “LOTI.”

2.	Comment: The below sentence from each Fund’s ETF Structure Risk disclosure only applies if a Fund is investing in foreign securities. Please remove this sentence from the disclosure or update each Fund’s investment strategy, as applicable, if a Fund will invest in foreign securities.

“When all or a portion of an ETF’s underlying securities trade in a market that is closed when the market for the Fund’s shares is open, there may be changes from the last quote of the closed market and the quote from the Fund’s domestic trading day, which could lead to differences between the market value of the Fund’s shares and the Fund’s NAV.”

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Response: The Registrant has made the requested change to the disclosure:

The Fund is structured as an ETF and as a result is subject to special risks. Shares are not individually redeemable and may be redeemed by the Fund at NAV only in large blocks known as “Creation Units.” An investor may incur brokerage costs purchasing enough shares to constitute a Creation Unit. Trading in shares on the exchange on which the Fund is listed may be halted due to market conditions or for reasons that, in the view of the exchange, make trading in shares inadvisable, such as extraordinary market volatility. There can be no assurance that shares will continue to meet the listing requirements of the exchange. An active trading market for the Fund’s shares may not be developed or maintained. If the Fund’s shares are traded outside a collateralized settlement system, the number of financial institutions that can act as authorized participants that can post collateral on an agency basis is limited, which may limit the market for the Fund’s shares. The market prices of shares will fluctuate in response to changes in NAV and supply and demand for shares and will include a “bid-ask spread” charged by the exchange specialists, market makers or other participants that trade the particular security. Shares may trade at a discount or premium to NAV. If a shareholder purchases shares at a time when the market price is at a premium to the NAV or sells shares at a time when the market price is at a discount to NAV, the shareholder may sustain losses if the shares are sold at a price that is less than the price paid by the shareholder for the shares. There may be times when the market price and the NAV vary significantly. For example, in times of market stress, market makers may step away from their role market making in shares of ETFs and in executing trades, which can lead to differences between the market value of the Fund’s shares and the Fund’s NAV. ~~When all or a portion of an ETFs underlying securities trade in a market that is closed when the market for the Fund’s shares is open, there may be changes from the last quote of the closed market and the quote from the Fund’s domestic trading day, which could lead to differences between the market value of the Fund’s shares and the Fund’s NAV.~~ In stressed market conditions, the market for the Fund’s shares may become less liquid in response to the deteriorating liquidity of the Fund’s portfolio. This adverse effect on the liquidity of the Fund’s shares may, in turn, lead to differences between the market value of the Fund’s shares and the Fund’s NAV.

3.	Comment: Each of the Funds includes “Geographic Risk” in its principal risks which suggests it may invest in foreign markets and other countries, which is different from its investment strategy. Please edit or remove this risk disclosure or update each Fund’s investment strategy, as applicable, if a Fund will invest in foreign securities.

Response: The Registrant believes this risk is appropriate to include in the principal risk section. In the Adviser’s view, because many of the U.S.-based companies the Funds will invest in sell products and services internationally, the Funds may potentially have some specific country risk. The Registrant has revised such risk disclosure in response to the Staff’s comment to clarify as follows:

Geographic Risk. The risk that if the Fund invests a significant portion of its total assets in certain issuers within the same geographic region, an adverse economic, business or political development or natural or other event, including war, terrorism, natural and environmental disasters, epidemics, pandemics and other public health crises, affecting that region may affect the value of the Fund’s investments more than if the Fund’s investments were not so focused. The Fund may invest without limitation in a particular ~~country or~~ region or may be exposed to the risks of a specific country as a result of its investments in U.S.-based companies with operations or markets in other countries.

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In addition, the Registrant added the following risk disclosure to each section:

Foreign Exposure Risk. Although the Fund may invest in securities of companies listed on U.S. securities exchanges, the international operations of those companies may create exposure to foreign markets where such companies operate. The international operations of many companies expose them to risks associated with political, social or economic events in other countries or regions, which may include instability and changes in economic and political conditions, foreign currency fluctuations, changes in foreign regulations, tariffs and trade disputes, competition from subsidized foreign competitors with lower production costs and other risks inherent to international business.

4.	Comment: The Spectrum ETF and Defensive Dividend Growth ETF include risk disclosure for U.S. government securities, but the investment strategy discussion does not reference investments in treasuries or other U.S. agency securities. Please remove such risk disclosure or update each Fund’s investment strategy, as applicable.

Response: The risk disclosure has been removed in response to the Staff’s comment.

5.	Comment: For the Tactical Income ETF, if the Fund will not be invested in other investment companies that utilize equity options, derivatives, currencies, leverage, or in inverse ETFs, please update the Fund’s Investment Companies/Exchange-Traded Funds Risk accordingly.

Response: The risk disclosure has been updated in response to the Staff’s comment as follows:

Investment Companies/Exchange-Traded Funds Risk. When the Fund invests in other investment companies (including open-end mutual funds, closed-end funds or ETFs) it will bear additional expenses based on its pro rata share of other investment company’s operating expenses, including the management fees of unaffiliated funds in addition to those paid by the Fund. The risk of owning an investment company generally reflects the risks of owning the underlying investments held by the investment company. The Fund may also incur brokerage costs when it purchases and sells shares of investment companies. ~~Additionally, a Fund will be indirectly exposed to the risks of the portfolio assets held by the other investment company, which may include, but is not limited to, those of equity options, derivatives, currencies, index, leverage, and replication management. Each Fund may invest in inverse ETFs, which may result in increased volatility and will magnify the Funds’ losses or gains. During periods of market volatility, inverse ETFs may not perform as expected.~~

6.	Comment: Please conform the Spectrum ETF’s principal investment objective to be consistent under Item 2 and Item 9.

Response: The Registrant has updated the disclosure as requested under Item 9 as follows:

Investment Objective: The Liberty One Spectrum ETF (the “Fund”) seeks ~~to provide current income and the positions or opportunity for capital appreciation to product a total return~~ capital appreciation and to provide current income. There is no guarantee that the Fund will achieve its investment objective. The Fund’s investment objective may be changed by the Fund’s Board of Trustees upon 60 days’ prior written notice to shareholders.

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7.	Comment: Please conform the Defensive Dividend Growth ETF’s principal investment objective to be consistent under Item 2 and Item 9.

Response: The Registrant has updated the disclosure as requested under Item 9 as follows:

Investment Objective: The Liberty One Defensive Dividend Growth ETF (the “Fund”) seeks ~~to provide current income and the opportunity for capital appreciation to produce a total return~~ capital appreciation and to provide current income. There is no guarantee that the Fund will achieve its investment objective. The Fund’s investment objective may be changed by the Fund’s Board of Trustees upon 60 days’ prior written notice to shareholders.

8.	Comment: In the section “Principal and Other Risk Factors,” please clearly indicate which risks are non-principal risks or move them to the SAI.

Response: The Registrant has added the following explanatory disclosure in the paragraph above the risk table:

“The table below notes the principal risks identified under “Principal Risk Factors” in each Fund’s summary.”

9.	Comment: Under the “Management” section of the Prospectus, please identify any other titles each Portfolio Manager may have had while working for the Investment Adviser in the last five years.

Response: Additional disclosure has been added, as applicable.

Statement of Additional Information

10.	Comment: The SAI states that both the Spectrum ETF and Tactical Income ETF are “diversified” series of the Trust. Please confirm this disclosure and update as necessary.

Response: The Registrant has revised the disclosure as follows:

“Spectrum ETF ~~and Tactical Income ETF are each~~ is a “diversified” series of the Trust, meaning that Spectrum ETF ~~and Tactical Income ETF are~~ is subject to diversification requirements of the Investment Company Act of 1940 (the “1940 Act”), which generally limit investments, as to 75% of a fund’s total assets, to no more than 5% in securities in a single issuer and 10% of an issuer’s voting securities. Defensive Dividend Growth ETF and Tactical Income ETF ~~is~~ are each a “non-diversified” series of the Trust.”

11.	Comment: Please include a diversification policy under the “Investment Restriction” section.

Response: The Registrant has added the following disclosure:

“8. Diversification. With respect to 75% of its total assets, Spectrum ETF may not purchase any security (other than U.S. Government Securities or securities of other investment companies) if as a result: (i) more than 5% of the Fund’s total assets immediately after, and as the result of, such purchase would be invested in the securities of any one issuer, or (ii) the Fund would hold more than 10% of the outstanding voting securities of a single issuer.”

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12.	Comment: Under the “Investment Restrictions” section at the top of page 19 discussing the Fund’s review of the holdings of underlying funds for the purpose of evaluating industry concentration, please clarify this language to reflect that the Funds will consider the investment of all investment companies in which it invests.

Response: The Registrant has revised the disclosure as follows:

“With respect to the fundamental policy relating to concentration set forth in fundamental investment restriction #5 above, if a Fund invests in one or more investment companies that concentrates its investments in a particular industry, that Fund will ~~examine its other all~~ look through to the underlying holdings of the investment companies ~~company~~ in which the Fund is invested ~~holdings~~ to ensure that such Fund is not indirectly concentrating its investments in a particular industry.”

We trust that the foregoing is responsive to your comments. Please feel free to contact the undersigned at 212-885-5147 if you have any questions.

Sincerely yours,

/s/ Stacy H. Louizos

Stacy H. Louizos

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